

October 29, 2014

Via E-mail
Kent P. Watts
Chief Executive Officer
Hydrocarb Energy Corporation
800 Gessner, Suite 375
Houston, Texas 77024

> **Re: Hydrocarb Energy Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed November 12, 2013**
> **File No. 000-53313**

Dear Mr. Watts:

We issued comments to you on the above captioned filing on August 18, 2014**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by November 13, 2014.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Christine P. Spencer
     Chief Accounting Officer